UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MATERIAL INFORMATION

Procaps Group, S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Tuesday, June 28, 2022, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1. Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021

No vote required.

2. Acknowledgment of the resignation of Sergio Andres Mantilla Gomez as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and granting of discharge (quitus) for the execution of his mandate

The Meeting acknowledged Mr. Sergio Andres Mantilla Gomez’ resignation as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and resolved to grant him full and total discharge (quitus) for his performance of his duties as statutory auditor during the fiscal year ended December 31, 2021.

3. Appointment of Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022

The Meeting resolved to appoint Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

4. Presentation of the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2021 and as filed with the U.S. Securities and Exchange Commission on April 29, 2022 in respect of the annual accounts and the consolidated financial statements for the fiscal year ended December 31, 2021

No vote required.

5. Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the fiscal year ended December 31, 2021

No vote required.

6. Presentation and ratification of the report of the statutory auditor of the Company in respect of the annual accounts for the fiscal year ended December 31, 2021

The board of directors of the Company (the “Board”) presented to the Meeting the report issued by the Company’s statutory auditor (commissaire aux comptes), Carlos Piocuda, on the 2021 Annual Accounts (the “Statutory Report”) relating to the fiscal year which ended December 31, 2021, which the Meeting acknowledged and resolved to ratify.

7. Presentation and approval of the audited consolidated financial statements for the fiscal year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS)

The Meeting, after having reviewed the Form 20-F (functioning in all material respects as consolidated report of the Board in respect of the 2021 Annual Accounts and the 2021 Consolidated Financial Statements (as such terms are defined hereinafter) for the fiscal year ended December 31, 2021, in accordance with article 1720-1 of the law of August 10, 1915 on commercial companies, as amended) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022, and the report issued by the Company’s independent auditor, Deloitte Audit on the 2021 Consolidated Financial Statements, approved the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2021 Consolidated Financial Statements”).

8. Presentation and approval of the unaudited standalone annual accounts for the fiscal year ended December 31, 2021 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP)

The Meeting, after having reviewed the Form 20-F and the Statutory Report, approved the unaudited standalone annual accounts of the Company for the fiscal year ended December 31, 2021 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) (the “2021 Annual Accounts”).

9. Allocation of results for the fiscal year ended December 31, 2021

The Meeting acknowledged that the Company has generated a loss of USD 4,838,844.01 (four million eight hundred thirty-eight thousand eight hundred forty-four dollars and one cent) during the fiscal year ended December 31, 2021 and resolved to allocate the results of the Company based on the 2021 Annual Accounts as follows:

Result of the fiscal year 2021	USD	-4,838,844.01
Result to be carried forward to the following fiscal year	USD	-4,838,844.01

10. Vote on discharge (quitus) of the members of the Board for the proper exercise of their mandate for and in connection with the fiscal year ended December 31, 2021

The Meeting resolved to grant full and total discharge (quitus) to the members of the Board for the exercise of their mandates for and in connection with the fiscal year ended December 31, 2021.

11. Approval of the remuneration to be paid to the members of the Board and decision on the amounts of such remuneration, based on the recommendations from the compensation committee of the Company

The Meeting approved the remuneration to be paid to the members of the Board for the fiscal year ending December 31, 2022 and decided that the amounts of such remuneration are as follows:

Name of Director	Individual Compensation Amount
Mr. Ruben Minski	N/A
Mr. Jose Minski	USD 56,000 (on a 12-month basis)
Mr. Daniel W. Fink	USD 56,000 (on a 12-month basis)
Mr. Kyle P. Bransfield	USD 56,000 (on a 12-month basis)
Mr. Alejandro Weinstein	USD 150,000 (on a 12-month basis)
Mr. Luis Fernando Castro	USD 56,000 (on a 12-month basis)
Mr. David Yanovich	USD 56,000 (on a 12-month basis)

12. Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022

The Meeting resolved to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

13. Renewal of the mandate of each of the current members of the Board for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022

The Meeting resolved to renew the mandate of current members of the Board for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

14. Decision to authorize the Board to acquire up to 10% (ten percent) of the total number of the Company’s ordinary shares in issue at the date of the Annual General Meeting within a period of 5 (five) years as from the date of the Annual General Meeting for a consideration which may not exceed an amount equal to 120% (one hundred twenty percent) of the reference price of the ordinary shares of the Company, par value $0.01 per shares (the “Ordinary Shares”) on the Nasdaq and not less than USD 0.01 (one dollar cent), the reference price being the weighted average price for the market value for such Ordinary Shares for the 5 (five) days of trading immediately preceding each date of repurchase

The Meeting resolved to authorize the Board to acquire up to 10% (ten percent) of the total number of the Company’s Ordinary Shares in issue at the date of the Meeting (i.e., 11,282,418 Ordinary Shares) within a period of 5 (five) years from the date of the Meeting for a consideration which may not exceed an amount equal to 120% (one hundred twenty percent) of the reference price of the Ordinary Shares on the Nasdaq and not less than USD 0.01 (one dollar cent), the reference price being the weighted average price for the market value for such Ordinary Shares for the 5 (five) days of trading immediately preceding each date of repurchase (the “BuyBack”). The purchase volume will be subject to the daily volume restrictions per SEC regulations.

The Buyback shall occur in one or several transactions with or without cancellation of the acquired Ordinary Shares and without prejudice to (i) the principle of equal treatment of all shareholders who are in the same position and (ii) the applicable rules and regulations of the SEC, the Nasdaq and other market abuse rules.

The Meeting further authorized the Board to take all measures and execute any formalities which may be necessary in relation to the BuyBack.

15. Delegation of powers

The Meeting resolved to authorize any director of the Company and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for the filing of the 2021 Annual Accounts and the 2021 Consolidated Financial Statements with the Luxembourg Trade and Companies Register as well as with any filing that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: June 28, 2022

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